EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three months ended March 31, 2020 and 2019 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2019, 2018 and 2017 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Three-Month Period Ended March 31, 2020 and subsequent

During the three-month period ended March 31, 2020:

● in connection with our gold recovery operations, we produced 866 ounces of raw gold.  We sold 1,172 fine ounces of gold at an average price of US$1,573 per ounce.

● Cash on hand, excluding restricted cash, decreased slightly to $3.8 million from $4.0 million at December 31, 2019.  However, $0.7 million of receivables, net of costs, from gold shipped in the quarter will convert to cash in Q2 2020.

●   a total of 15 diamond core boreholes totaling 2,009 metres were completed by the Company's in-house drilling crew during the present quarter as part of the ongoing target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area.

●   initial follow up drilling on the Road Cut Zone traced gold mineralization over an approximately 110 metre strike length and to a    90 metre vertical depth; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 6,000 metres, at an estimated cost of $300,000, to be implemented utilizing the Company's in-house operated drill rig; consisting of a combination of follow up drilling of early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) within the Zone 2 - Zone 3 maiden mineral resource footprint area and testing of prospective litho-structural gold settings identified by recently completed 3D geological modelling; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this report, we have estimated $200,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We will continue with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties during 2020, while commencing gold recovery on our Pameng property.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2020 budget to carry out our plan of operations is approximately $900,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$200,000
Drilling	300,000
Administration	300,000
Stock-based compensation (non-cash)	100,000
TOTAL	$900,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2020, we will require additional capital to implement our plan of operations.  We anticipate that these funds primarily will be raised through equity and debt financing or from other available sources of financing.  If we raise additional funds through the issuance of equity or convertible debt securities, it may result in the dilution in the equity ownership of investors in our common stock.  There can be no assurance that additional financing will be available upon acceptable terms, if at all.  If adequate funds are not available or are not available on acceptable terms, we may be unable to take advantage of prospective new opportunities or acquisitions, which could significantly and materially restrict our operations, or we may be forced to discontinue our current projects.

Trends

Gold prices closed in 2019 at $1,515 per ounce, above the 2019 average of $1,392 per ounce.  The low for 2019 occurred in April, with prices gradually increasing from that point. We continue to see positive indicators for gold prices in the future.

The recent WHO-declared coronavirus pandemic has created a significant amount of economic uncertainty and stalling across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

Gold does well in times of uncertainty.  National, corporate and individual debt levels will increase in response to this crisis, increasing uncertainty and placing pressure on the value of national currencies.

Gold prices per ounce over the three-month period ended March 31, 2020 and the years ended December 31, 2019 and 2018 are as follows:

	Q1 2020	12 Months 2019	12 Months 2018
High	$1,684	$1,546	$1,355
Low	1,474	1,270	1,178
Average	1,583	1,392	1,268

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The recent move by most central banks, including the US Federal Reserve to reduce interest rates in response to Covid-19 fears, has increased gold prices.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve and other central banks to stabilize economies and stimulate growth.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2019	2018	2017	2016	2015
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated gain (loss) for the period	2,388,347	1,539,294	453,932	(467,711)	(391,723)
Net loss (gain) attributable to non-controlling interest	(140,390)	(233,111)	(98,077)	(13,173)	(35,642)
Net gain (loss) Xtra-Gold Resources Corp.	2,247,957	1,306,183	355,855	(480,884)	(427,365)
Basic and diluted income (loss) attributable to common shareholders per common share	0.05	0.03	0.01	(0.01)	(0.01)
Total current assets	5,438,858	3,258,955	1,825,775	1,593,038	1,049,334
Total assets	6,875,325	4,790,576	3,328,082	2,895,984	2,491,603
Total current liabilities	443,540	624,205	443,457	486,613	391,750
Total liabilities	443,540	624,205	443,457	486,613	391,750
Working capital	4,995,317	2,634,750	1,382,318	1,106,425	657,584
Capital stock	45,844	46,246	47,782	48,174	45,622
Total equity	6,431,785	4,166,371	2,884,625	2,409,371	2,099,853
Total Xtra-Gold Resources Corp. stockholders' equity	6,886,308	4,761,284	3,712,649	3,335,472	3,039,127
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,095,232	47,089,027	47,948,596	47,256,630	45,721,507
Basic and diluted weighted average number of common shares outstanding	49,589,430	49,405,027	51,339,216	n/a	n/a

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

March 31, 2020	$ 357,744	$ 0.01
December 31, 2019	(147,234)	(0.00)
September 30, 2019	1,501,085	0.03
June 30, 2019	513,774	0.01
March 31, 2019	380,332	0.01
December 31, 2018	51,061	0.00
September 30, 2018	444,284	0.01
June 30, 2018	216,909	0.00

Results of Operations for the Three Months Ended March 31, 2020 as Compared to the Three Months Ended March 31, 2019

Our company's net income for the three months ended March 31, 2020 was $357,744 as compared to a net income of $380,332 for the three months ended March 31, 2019.  Improved profits from gold recovery were offset by foreign exchange and mark to market losses, affecting results in the March 2020 quarter.

Our company's basic and diluted net income per share for the three months ended March 31, 2020 was $0.01 compared to a net income of $0.01 per share for the three months ended March 31, 2019.  The weighted average number of shares outstanding was 46,171,150 basic and 49,183,633 fully diluted at March 31, 2020 compared to 46,245,917 basic and 50,506,917 fully diluted for the three months ended March 31, 2019.  The increase in the weighted average number of shares outstanding can be mostly attributed to the warrant exercises in February 2020.  The company renewed its share repurchase program in early 2020.  To date in 2020, the company has repurchased 5,000 shares.

We incurred expenses of $232,156 in the three months ended March 31, 2020 as compared to $212,160 in the three months ended March 31, 2019.  Amortization for the three months ended March 31, 2020 decreased to $26,297 as compared to $34,462 for the three months ended March 31, 2019, reflecting the purchase of a trommel in 2019.  The company increased its exploration capacity with the purchase of a new drill in March 2020.  This asset will increase amortization in future quarters as compared to the Q1 2020 amortization.  General and administrative ("G&A") expenses were $87,706 in the three months ended March 31, 2020 as compared to $65,284 in the three months ended March 31, 2019. Most of the increase occurred in marketing and regulatory expenses as compared to Q1 2019.  Exploration costs were stable $118,153 as compared to $112,414 for the three months ended March 31, 2019.  All exploration costs were expensed in the periods.

Exploration activities for the March 2020 quarter focussed on the Kibi Gold Project (Apapam Mining Lease) with the continuation of the target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 26 diamond core boreholes totaling 3,213 metres have been completed to date by the Company's in-house drilling crew during the ongoing drilling program initiated in late September 2019, including 15 boreholes totalling 2,009 metres during the present quarter. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target, respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

Initial follow up drilling efforts on the Road Cut Zone traced the gold mineralization over an approximately 110 metre strike length and to a 90 metre vertical depth; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 2.72 million tonnes grading 2.44 grams per tonne ("g/t") gold for 213,000 ounces of contained gold and an additional inferred mineral resource of  0.52 million tonnes grading 1.6 g/t gold for 27,000 ounces of contained gold

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept. The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 g/t gold for 43,000 ounces of contained gold.

The Big Bend and South Ridge deposits, along with the East Dyke and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

Cautionary Note to United States Investors Concerning Reserve and Resource Estimates

The reserve and resource estimates in this Annual Report have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Annual Report have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this Annual Report may not be comparable to similar information disclosed by United States companies.  In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve".  Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC.  United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher category.  Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre- feasibility studies except in rare cases.  Disclosure of the amount of minerals contained in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

We reported a gain of $664,589 related to other items for the three months ended March 31, 2020 compared to a gain of $636,165 for the three months ended March 31, 2019.  Gold recovery, and the mark to market value of the investment portfolio in 2020 created most of the difference in the comparative periods.

During the three months ended March 31, 2020 and 2019, gold recovery operations were in the normal range of expectations.  We sold 1,172 ounces of fine gold from our gold recovery operations compared to 848 ounces of fine gold from our share of the placer gold operations received during the three months ended March 31, 2019.  Our gold receipts, after royalties and expenses during the three months ended March 31, 2020 generated a gain on gold recovery of $851,786 (March 31, 2019 - gain of $562,995).  We recovered 866 raw ounces of gold during Q1 2020.  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the three months ended March 31, 2020, our company had a foreign exchange loss of $77,557 compared to a loss of $19,308 in the three months ended March 31, 2019.  The U.S. dollar strengthened significantly during the quarter against the Canadian dollar and Ghanaian cedi.

Our company recognized a trading and holding loss on marketable securities of $168,015.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  Since a significant portion of the portfolio is held in Canadian denominated securities, the devaluation of the Canadian dollar in the quarter negatively affected carrying values.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, are reversed.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During 2020, 885,000 warrants were exercised for common shares, which provided cash of CAD$442,500 ($333,247).  There were no capital raising transactions in 2019.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was decreased by $139,189 during Q1 2020.  Operations used cash of $200,780, with $433,410 of cash used to purchase investments in the 2020 quarter.  Cash of $96,242 was received on the sale of investments.  Inventory was decreased by $350,654 due to the timing of smelt shipments.  Accounts receivable increased significantly as gold was shipped late in the quarter, with cash received early in the following quarter.  Payables increased with revenue-based expense accruals related to the gold shipment.  Other operating expenses were mostly cash neutral.  A second drill rig was purchased in Q1 2020 to assist with exploration activity.  Cash from financing activities reported an increase of $331,712, as cash from warrant exercises exceeded the cash used to repurchase shares.

During the period ended March 31, 2020, our company repurchased 5,000 of our shares at a cost of $1,535 (December 31, 2019 - repurchased 401,800 of our shares at a cost of $124,145).  The 2020 repurchased shares were cancelled subsequent to the period end.  All shares purchased in 2019 were cancelled, with 401,800 cancelled in 2019 and 25,000 cancelled in 2020.

At March 31, 2020, accounts payable and accrued liabilities increased to $229,134 (December 31, 2019 - $172,871) due to gold revenue related costs associated with the late Q1 2020 gold shipment.  Our cash and cash equivalents as at March 31, 2020 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2020 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

At March 31, 2020, we had total cash and cash equivalents and restricted cash of $4,138,372 (December 31, 2019 - $4,277,561), which includes restricted cash of $296,322 in both periods.  Working capital as of March 31, 2020 was $5,484,540 (December 31, 2019 - $4,995,317).  The 2020 increase in working capital mostly reflects the revenue from gold recovery.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at May 01, 2020, March 31, 2020, and December 31, 2019, were as follows:

	May 01, 2020	March 31, 2020	December 31, 2019
Common Shares	46,699,117	46,704,117	45,844,117
Warrants	-	-	1,250,000
Stock Options	2,615,000	2,615,000	2,615,000
Fully diluted	49,314,117	49,319,117	49,709,117

Subsequent to March 31, 2020, 5,000 shares which were purchased in March 2020 were cancelled.  The Company purchased 172,000 shares in April 2020, which will be cancelled in the course of normal operations.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.6 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2020 budget to carry out our plan of operations is approximately $900,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2020.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2019.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $357,744 for the period ended March 31, 2020, it has an accumulated a deficit of $24,315,646.  These results are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the three-month periods ended March 31, 2020 and March 31, 2019, the Company entered into the following transactions with related parties:

	March 31, 2020	March 31, 2019

Consulting fees paid or accrued to officers or their companies	$156,330	$156,330
Directors' fees	564	564

Of the total consulting fees noted above, $188,281 (March 31, 2019 - $109,301) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $94,141 (March 31, 2019 - $54,65) of this amount.  As at March 31, 2019, $44,689 (December 31, 2019 - a prepaid balance of $83,592) exists to this related company and $Nil (December 31, 2019 - $3,800) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2020 and 2019 the Company did not grant stock options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2019, we purchased a trommel. Other than a drill rig to assist with exploration purchased in Q1 2020, we do not expect we will be buying any additional equipment in the foreseeable future.  However, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income.  Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization.  Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.  Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability is determined through the Black Scholes valuation model.

The following table presents information about the assets that are measured at fair value on a recurring basis as of December 31, 2019, 2018, and 2017, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

	March 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,842,050	$3,842,050	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	996,464	996,464	-	-
Total	$5,134,836	$5,134,836	$-	$-

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2020

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Forward-Looking Statements	Assumptions	Risk Factors
Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  May 01, 2020